**STOCK PURCHASE AGREEMENT ("Agreement") dated as of February 15, 2010 between Environmental Testing Laboratories, Inc., a Delaware corporation ("ETL"), the undersigned individual Thomas P. Lahey who is the sole shareholder of Vapor Extraction Technology, Inc., as Seller, and Vapor Extraction Technology, Inc., a California corporation ("VET").**

## RECITALS

WHEREAS, ETL and Sellers deem it advisable for the general welfare of VET that ETL acquire all of the outstanding stock of VET, as hereafter set forth;

## ARTICLE 1: THE STOCK PURCHASE

1.1 Stock Purchase.

(a) Purchase. At the Closing Date (as defined in Section 1.2), upon the terms and subject to the conditions of this Agreement, ETL shall acquire all of the issued and outstanding stock of VET (the "Stock") from Sellers, including the technology, patents rights, patent applications and related property identified and listed on Schedule 4.11 hereto (the "Technology"); in exchange for:

(i) payment of the sum of three hundred fifty thousand dollars ($350,000) as defined in 1.1.a.iii below to Sellers for the Stock, on the terms and conditions provided hereafter;

(ii) execution of a consulting agreement between VET and Thomas P. Lahey on terms acceptable to all parties, for a period of 36 months after Closing, at the rate of $7,500 per month commencing with the beginning of operations and receipt of revenue by VET and from the proceeds of the revenue, plus a royalty equal to Five (5) percent of the gross profit from sales and projects in which Lahey is directly involved. Gross profit shall be defined as gross sales revenue, less returns and allowances, reduced by all cost of goods sold directly related to the product or service rendered by VET and will not include any include any fixed costs, administrative, rent or other overhead expenses or other indirect expenses. The form of *consulting agreement shall be substantially as set forth in Exhibit* "A".

(iii) the purchase price shall be paid at Closing with a secured convertible debenture promissory note, in the form attached as Exhibit "B" hereto, and on the terms there set forth.

1.2 Effective Date; Closing. Immediately upon the execution of this Agreement by VET and the Sellers, and the execution and adoption of this Agreement by the Board of Directors of ETL, and the satisfaction or waiver of the conditions set forth in Article 5 (the time

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of such execution and satisfaction being the **"Effective Date"**), the parties hereto shall cause the stock purchase to be consummated by executing and delivering the appropriate transaction documents as provided herein, and the parties shall take all such other and further actions as may be required by law to cause the asset acquisition to become effective immediately (the **"Closing"** or **"Closing Date"**). In no event shall the Closing Date be more than 10 days later than the Effective Date, and the failure of a party to consummate this transaction and deliver the necessary acquisition documents by the Closing Date shall constitute a default, unless such performance is excused by other provisions of this Agreement, and any party may then terminate this Agreement and the transaction contemplated, with no further liability or obligation of any party to any other party.

1.3     Inspection Period.

(a)     ETL shall have five (5) calendar days from the date of execution of this Agreement by all parties (the "Inspection Period") to inspect the assets, liabilities, technology and business of VET and to investigate and determine such matters as ETL deems necessary to evaluate the transaction. From the Effective Date through the Closing Date or the earlier termination of this Agreement, provided that the assets are not damaged and are left in a clean and safe condition and further provided that ETL agrees to not unreasonably disturb VET's operations, ETL shall have access to the business premises of VET for such inspections with reasonable notice and during normal business hours. If, for any reason, or without stating any reason, ETL determines that the transaction will not be completed, ETL may terminate this Agreement by written notice to VET received on or before the expiration of the Inspection Period. In the event of any such termination, ETL shall return to VET all documents and information received from VET, and the parties shall be released from all rights or liabilities hereunder, except as may expressly survive the termination of this Agreement as set forth elsewhere in this Agreement. If ETL terminates this Agreement, ETL shall repair any injury or damage to the assets of VET resulting from any such inspections.

(b)     ETL hereby agrees to defend, indemnify and hold VET harmless from and against any claims, costs, damages, or liability arising out of the actions and omissions of ETL, its agents and contractors, in the exercise of the inspection rights permitted hereunder, including costs and reasonable attorney's fees at both trial and appellate levels, and whether or not suit is filed. ETL hereby agrees to defend, indemnify and hold VET harmless from and against all liens on any property filed by contractors, materialmen, or laborers performing work and tests for ETL. ETL's obligations under this section (b) will survive the Closing or termination of this Agreement for a period of 60 days.

1.4     <u>Confidentiality of Due Diligence Information</u>. All documents and other materials delivered or made available to ETL hereunder, and all information provided by VET or obtained by ETL in the course of its inspections of the assets and the company, including but not limited to any technological data, techniques, methods, customers, customer lists or any proprietary information or trade secrets, will be treated as confidential information by ETL and its subsidiaries, parents, successors, employees, agents, representatives and contractors, and will in no way be used to the detriment of VET and will only be used for the purpose of evaluating the sale of VET to ETL. Prior to Closing or in the event ETL does not proceed to Closing for any reason, ETL will not, without VET's prior written consent, use such information for any other

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purpose other than the stated purpose or disclose any such documents, materials, or information to any person, entity, governmental authority or non-party to this Agreement, except as may be required by law and only after notice is provided to VET, provided that such information may be disclosed to ETL's attorneys and accountants in conjunction with the execution of their respective professional duties to ETL, and provided further that said attorneys and accountants agree, in writing, to be bound by the confidentiality provisions of this paragraph. If this Agreement is terminated prior to Closing for any reason, ETL will, within three (3) calendar days thereafter, return to VET all documents, reports, and other materials provided by VET to ETL, and will destroy all copies in ETL's possession of all documents, reports and other materials obtained by ETL in the course of its inspections of the Assets and the company. The provisions of this paragraph shall survive the termination of this Agreement in the event this transaction does not close. Should it be necessary for VET to institute any legal action to enforce the terms of this paragraph, the parties expressly agree, as a material term of this Agreement, that VET will be irreparably harmed by any violation of this confidentiality provision by ETL, and shall be entitled to preliminary, temporary and permanent injunctive relief, or the imposition of a temporary and permanent restraining order, in order to enforce the confidentiality provisions agreed upon herein. Any such injunctive or equitable remedies shall be in addition to, and not a substitute for, actual and consequential damages, as well as attorneys' fees and court costs at all trial and appellate levels, which VET shall be entitled to recover in the event of a breach of this provision by ETL, its subsidiaries, parents, successors, employees, agents, representatives and contractors.

Under no circumstances shall ETL compete with VET or the business engaged in by the VET, directly on its own behalf or indirectly as a partner, joint venturer, consultant, agent, sales person, contractor, officer, director, or stockholder or otherwise in any entity, in any environmental related service, remediation, consulting, advising, testing, or solutions company in the State of New York or in the State of California, for the period of this Agreement and for a period of twelve (12) months after the termination of this Agreement if the transaction is not consummated. Further, ETL agrees that it will not either directly on its own behalf or indirectly as a partner, joint venturer, consultant, agent, sales person, contractor, officer, director, or stockholder or otherwise in any entity, contact, solicit, entice or attempt in any way to divert any existing or prospective customer of VET, or any existing or prospective employee or consultant of VET except for the benefit of and on behalf of VET, for the period of this Agreement and for a period of twelve (12) months after the termination of this Agreement if the transaction is not consummated.

## ARTICLE 2: REPRESENTATIONS AND WARRANTIES OF ETL

ETL represents and warrants to, and agrees with, VET as follows:

3.1     Organization. ETL is a corporation duly organized, validly existing and in good

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standing under the laws of the State of Delaware, with its principal place of business located in New York. ETL has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

    3.2    Authority Relative to this Agreement. ETL has full corporate power and authority to execute and deliver this Agreement and the other closing documents and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, have been or will be at Closing duly and validly authorized by the Board of Directors of ETL and no other corporate proceedings on the part of ETL are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by ETL and constitutes a valid and binding agreement, enforceable against t in accordance with its terms.

    3.3    No Conflict; Required Filings and Consents.

        (a)    The execution and delivery of this Agreement by ETL does not, and the consummation of the transactions contemplated hereby will not, (i) conflict with or violate any law, regulation, court order, judgment or decree applicable to ETL or by which its properties are bound or affected, (ii) violate or conflict with either the Articles of Incorporation or By-Laws of ETL or (iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination or cancellation of, or result in the creation of a lien on any of the properties of ETL pursuant to any contract or agreement to which ETL is a party or by which ETL or any of its respective properties is bound or affected.

        (b)    To the best of its knowledge, ETL is not required to submit any notice, report or other filing with any governmental entity or regulating body, domestic or foreign, in connection with the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby. To the best of its knowledge, no waiver, consent, approval or authorization of any governmental entity or regulatory body, domestic or foreign, is required to be obtained or made by ETL in connection with its execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby.

## ARTICLE 4: REPRESENTATIONS AND WARRANTIES OF VET AND SELLERS

VET and Sellers represent and warrant to, and agree with, ETL as follows:

    4.1    Organization. VET is a corporation duly organized, validly existing and in good standing under the laws of the State of California and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. To the best of their knowledge, VET is duly qualified to do business and in good standing as a foreign corporation in each jurisdiction in which property owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary. VET has heretofore delivered to ETL true, accurate and complete copies of its Articles of

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Incorporation and By-Laws as in effect on the date hereof and, to the extent they exist, minutes of all meetings of shareholders and directors of VET held through and including the date of this Agreement. VET is not in violation of any of the provisions of its Articles of Incorporation or By-Laws.

4.2    Authority Relative to this Agreement.    VET has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been or will be at Closing duly and validly authorized by the Board of Directors of VET, and no other corporate proceedings are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by VET and Sellers and constitutes a valid and binding agreement, enforceable against them in accordance with its terms.

4.3    No Conflict: Required Filings and Consents.

(a)    The execution and delivery of this Agreement by VET and Sellers does not, and the consummation of the transactions contemplated hereby will not, (i) conflict with or violate any law, regulation, court order, judgment or decree applicable to VET, or by which its properties are bound or affected, (ii) violate or conflict with either the Certificate of Incorporation or By-Laws of VET or (iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination or cancellation of, or result in the creation of a lien on any of the properties of VET pursuant to any contract to which VET and Sellers are a party or by which VET and Sellers, or any of their respective properties is bound or affected.

(b)    VET and Sellers are not required to submit any notice, report or other filing with any governmental entity or regulating body, domestic or foreign, in connection with the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby. No waiver, consent, approval or authorization of any governmental entity or regulatory body, domestic or foreign, is required to be obtained or made by VET or Sellers in connection with the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby.

4.4    Financial Statements.

(a)    The balance sheets of VET, as of December 31, 2008 and December 31, 2009 (the "**VET Balance Sheets**"), and the related statements of income and retained earnings for the periods ending December 31, 2008 and December 31, 2009 (the "**VET's Financial Statements**"), copies of which will have been delivered by VET to ETL prior to and as a condition to Closing, fairly present the financial condition of VET and any subsidiary or affiliate of VET as of said dates and the results of their operations for the periods then ended, consistently applied for the periods covered. VET's Financial Statements (x) were prepared on a consistent basis, (y) are in accordance with the books and records of VET and (z) present fairly the financial position and results of operations of VET at the Times and for the periods to which they relate on a cash basis method of accounting, subject to normal adjustments. VET has maintained its books of account on a cash basis applied on a consistent basis, and such books and records

are, and during the periods covered by VET's Financial Statements were correct and complete in all material respects, fairly and accurately reflect and reflected the income, expenses, assets and liabilities of VET and provide and provided a fair and accurate basis for the preparation of VET's Financial Statements and of the tax returns and reports of VET, except as otherwise provided in this Agreement.

(b) VET will deliver to ETL at the date of execution of this Agreement and at the Closing Date, unaudited Interim Financial Statements dated as of the end of the calendar month next ending prior to the date of execution and at the Closing Date which fairly present the financial condition of VET, as of the date of execution and the Closing Date and the results of its operations for the periods then ended, consistently applied for the periods covered subject to normal adjustments.

4.6 Real and Personal Property. VET does not own any real property. VET has good and marketable title to, or valid leasehold interests in, all other assets used or held for use in the conduct of its business. All of the assets owned or leased by VET are in all material respects in good condition and repair, ordinary wear and tear excepted.

4.7 Absence of Undisclosed Liabilities. Except to the extent reflected or reserved against in VET's Financial Statements and Interim Financial Statements and credit card charges incurred in the ordinary course of business, VET will not have at the Effective Date any material liabilities or obligations (secured, unsecured, contingent or otherwise) of a nature customarily reflected in a corporate balance sheet consistently prepared (**"Liabilities"**), except for the Liabilities reflected on Schedule 4.7

4.8 Absence of Certain Changes. Since December 31, 2009, (i) there has not been and will be no material adverse change in the condition (financial or otherwise), assets, liabilities, results of operations, or business of VET, other than normal wear and tear and (ii) to the best of the knowledge of VET and Sellers, nothing has occurred relative to the business of VET which would have a material adverse effect on the future business of VET

4.9 Litigation. No investigation or review by any governmental entity or regulatory body, foreign or domestic, with respect to VET is known by Sellers to be pending or threatened against VET, and no governmental entity or regulatory body has advised VET or Sellers of an intention to conduct the same. There is no claim, action, suit, investigation or proceeding known to be pending or threatened against or affecting VET at law or in equity or before any federal, state, municipal or other governmental entity or regulatory body, or which challenges the validity of this Agreement or any action taken or to be taken by VET and Sellers pursuant to this Agreement. As of the date hereof, VET is not subject to, nor is there in existence, any outstanding judgment, award, order, writ, injunction or decree of any court, governmental entity or regulatory body relating to VET, and as to which VET is not in substantial compliance, and all of which are listed on Schedule 4.9.

4.10 Contracts.

(a) VET has provided or will provide ETL with copies of all material contracts, agreements, leases, licenses, arrangements, commitments, sales orders, purchase

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in any loss to VET upon completion or performance thereof and (iv) none of the parties to Contracts have expressed an indication to VET, of their intention to cancel, renegotiate or exercise or not exercise any option under any such Contracts.

4.11    Intellectual Property.

(a)    VET owns or has the right to use pursuant to license, sublicense, agreement, or permission, if any, all (i) inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all re-issuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (ii) trademarks, service marks, trade dress, logos, trade names, and corporate names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (iii) copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (iv) mask works and all applications, registrations, and renewals in connection therewith, (v) trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, blueprints, sketches, storyboards, models, engineering drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (vi) computer software (including data and related documentation), (vii) other proprietary rights and know-how, (viii) copies and tangible embodiments of any of the foregoing (in whatever form or medium) and (ix) licenses and sublicenses granted and obtained with respect thereto, and rights thereunder (**"Intellectual Property"**) necessary for the operation of the businesses of VET as now conducted. All of the Intellectual Property is identified and listed on Schedule 4.11 to this Agreement and will be owned solely and exclusively by VET at the Effective Date by appropriate assignments, bills of sale or other instruments, with the consent of any other party thereto to the assignments necessary to make the assignments fully effective without default or breach of any agreement; and (b) to the best of VET's and Sellers' knowledge after due inquiry, VET has not interfered with, infringed upon, misappropriated or come into conflict with any Intellectual Property rights of third parties and VET has never received any charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that VET must license or refrain from using any Intellectual Property rights of any third party). No third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of VET.

(c)    With respect to each item of Intellectual Property owned by VET and listed in Schedule 4.11:

(i)    VET at the Effective Date will possess all right, title, and interest in and to the item, free and clear of any lien, license, or other restriction and shall have full and sole power and authority to transfer and assign the same to Purchaser;

(ii)    the item is not subject to any outstanding injunction, judgment, order, decree, ruling, or charge;

(iii) no action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand is pending or, to the knowledge of VET, is threatened which challenges the legality, validity, enforceability, use, or ownership of the item; and

(iv) VET has never agreed to indemnify any person for or against any interference, infringement, misappropriation, or other conflict with respect to the item.

(d) With respect to each item of Intellectual Property used by VET pursuant to any license, sublicense, agreement or permission:

(i) the license, sublicense, agreement, or permission covering the item is legal, valid, binding, enforceable, and in full force and effect, subject generally to the laws of bankruptcy and reorganization;

(ii) the license, sublicense, agreement, or permission will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby;

(iii) to the knowledge of VET, no party to the license, sublicense, agreement, or permission is in breach or default and no event has occurred which with notice or lapse of time would constitute a breach or default or permit termination, modification, or acceleration thereunder;

(iv) to the knowledge of VET, no party to the license, sublicense, agreement, or permission has repudiated any provision thereof;

(v) with respect to each sublicense, the representations and warranties set forth in subsections (i) through (iv) above are true and correct in all material respects with respect to the underlying license;

(vi) the underlying item of Intellectual Property is not subject to any outstanding injunction, judgment, order, decree, ruling, or charge;

(vii) to the knowledge of the VET, no action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand is pending or threatened which challenges the legality, validity, or enforceability of the underlying item of Intellectual Property; and

(viii) VET has never granted any sublicense or similar right with respect to the license, sublicense, agreement, or permission.

(e) To the best of its knowledge, VET does not and will not, interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of its businesses as presently conducted.

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4.12 Software.

(a) Except with respect to software programs licensed to VET, VET at the Effective Date will be in actual possession of the source code of each software program used in connection with its business, and VET at the Effective Date will be in possession of all other documentation reasonably necessary for the effective use of each such software program.

(b) To the best of VET's and Sellers' actual knowledge, there are no defects in any of the software offered by VET in connection with its business which would in any material and adverse respect affect the functioning of any such software in accordance with the specifications therefore published by VET or heretofore provided to any customers or prospective customers of VET, and each piece of such software, together with all know-how and processes used in connection therewith, functions as intended, contains all current revisions of such software and includes all computer programs, materials, tapes, know-how, object and source codes and procedures used by VET in the conduct of its business.

4.13 Receivables; Payables.

(a) All accounts receivable of VET which are or will be reflected on VET's Interim Financial Statements at the date of execution and at the Effective Date will arise in the ordinary course of business out of bona fide sales and deliveries of goods, services or other business transactions. All accounts receivables of VET are reflected properly on its books and records, are valid receivables subject to no setoffs or counterclaims other than credit card chargebacks and returned goods incurred by VET in the ordinary course of business of which VET is aware, are current and to the best of the knowledge of VET and Sellers, collectible.

(b) All accounts payable (including, without limitation, taxes payable) reflected on VET's Interim Financial Statements at the Effective Date and all accounts payable of VET arising subsequent to the Effective Date, have been, will be and are being paid in the ordinary course of their business and consistent with past practice except for charges which are challenged by VET in good faith.

4.14 Licenses, Permits and Consents; Compliance with Applicable Law.

(a) To the best of its knowledge, VET operates its business with all licenses and permits which individually or in the aggregate are required to the conduct of the business of VET or any of their employees by reason of such employee's activities on behalf of VET under applicable law or required by any federal, state, local or foreign governmental entity or regulatory body for the operation of the business of VET, and all of such listed licenses and permits are in full force and effect as of the Date hereof. VET and Sellers have not received notice and have no reason to believe, that any appropriate authority intends to cancel or terminate any of such licenses or permits or that valid grounds for such cancellation or termination currently exist.

(b) To the best knowledge of VET and Sellers, VET is not in material violation or breach of any, and the business and operations of VET complies in all material respects and is being conducted in accordance with, all material governing laws, regulations and

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ordinances applicable thereto and VET is not in material violation of or in material default under any judgment, award, order, writ, injunction or decree of any court, arbitration tribunal, governmental entity or regulatory body.

4.15 Tax Matters. VET has timely filed all required federal, state, local, foreign and other governmental tax returns and reports required to be filed by them for all taxable periods ending on or before the Closing Date. As of the time of filing, such returns and reports were true, complete and correct and were made on a proper basis. All federal, state, local and foreign income, unincorporated business, gross receipts, sales, franchise, profits, property, capital, intangibles, employment, excise or other taxes, fees, stamp taxes, duties, penalties, assessments, governmental charges or other payments (collectively **"Tax"** or **"Taxes"**) for all periods up to and including the Closing Date have been duly paid or withheld or are, or will on the date hereof be, adequately reserved for or withheld and applied on a consistent basis and all federal, state and local tax laws, and shall remain the sole liability and responsibility of VET after Closing other than contested matters.

4.16. Entire Business. No portion of the business of VET is conducted by third parties and all of the assets necessary for the conduct of the business of VET as presently conducted are owned by, licensed to, or leased to VET. All such assets are exclusively owned or leased and used by VET and its customers.

4.17 Suppliers and Customers.

(a) VET and Sellers have no actual knowledge or information or reason to believe that any significant supplier has ceased, or intends to cease, to sell goods or services to VET or has substantially reduced, or intends to substantially reduce, the sale of such goods or services either as a result of the transaction contemplated by this Agreement or otherwise or intends to sell such goods and services other than on terms and conditions, materially different to those imposed on prior sales to VET.

(b) VET and Sellers have no knowledge that any of its significant customers has ceased, or intends to cease, to purchase goods or services from VET, either as a result of the transaction contemplated hereby or otherwise.

4.18 Product Warranties, Product Return Policies and Service Warranties. To the best of VET's and Sellers' knowledge, each product or service developed, sold or provided by VET has been in conformity in all material respects with all applicable contractual commitments, regulatory requirements and all express and implied warranties, and VET has no liability for replacement or repair thereof or other damages in connection therewith, except as may be provided for expressly in said contracts or applicable regulations. To the best of the knowledge of VET and Sellers, no product or service developed, sold or provided by VET is subject to any guaranty, warranty, or other indemnity beyond the applicable standard terms and conditions of sale or lease. To its actual knowledge, there are no pending and suspected claims or demands nor threatened claims or demands, seeking return, replacement and/or repair of products or services pursuant to warranties extended by VET prior to the Effective Date, other than credit card chargebacks and returned goods incurred by VET in the ordinary course of business.

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4.19 Employees: Labor Matters.

(a) No officer, employee or consultant of VET is, or to the knowledge of VET and Sellers is now anticipated to be, in violation of any material term of any employment contract, patent disclosure agreement, proprietary information agreement, non-competition agreement, non-solicitation agreement, confidentiality agreement, or any other similar contract or agreement or any restrictive covenant, relating to the right of any such officer, employee, or consultant to be employed or engaged by VET because of the nature of the business conducted or to be conducted by VET or relating to the use of trade secrets or proprietary information of others, and to the knowledge of VET; and Sellers the continued employment or engagement of VET's officers, employees or consultants does not subject VET to any liability with respect to any of the foregoing matters.

(b) To the best of the knowledge of VET, and Sellers no officers, consultants or key employees of VET whose termination, either individually or in the aggregate, could have a material adverse effect on VET, has terminated or will terminate their employment or position at the Effective Date; or has any present intention of terminating, their employment or engagement with VET, nor have any such persons been, or been proposed to be terminated by VET, and all such employees are available to and neither VET nor Sellers know of no reason why any such employees would refuse to continue employment with VET.

(c) VET is not a party to any collective bargaining agreements. There are no unfair labor practice or employment discrimination or other employment related complaint, grievance or proceeding against VET, or against any person or entity with respect to any employee of VET pending or threatened before the National Labor Relations Board or any federal, state, local or foreign governmental entity or regulatory body. To the best of the knowledge and belief of VET, and Sellers there is no basis for any such complaint, grievance or proceeding.

(d) To the best of the knowledge and belief of VET and Sellers, VET is in compliance in all material respects with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, including all EEOC laws and regulations. VET has fully complied with all applicable provisions of COBRA and to the best of its knowledge, has no obligations with respect to any former employees qualifying beneficiaries thereunder. To the best of VET and the Sellers' knowledge, VET enjoys satisfactory relations with its employees and agents.

4.20 Environmental, Health and Safety Matters. To the best of the knowledge of VET and Sellers, VET is not in violation of any applicable statute, law or regulation relating to the environment or occupational safety and health, and no material expenditures will be required in order to comply with any such statute, law or regulation, including with respect to any past environmental services performed by VET.

4.21 Absence of Certain Business Practices. VET's directors, officers, employees or agents and any other person or entity or entity acting on their behalf have not, directly or indirectly, within the past five (5) years given or agreed to give any gift or similar benefit to any customer, supplier, governmental employee or other person or entity or entity who is or may be

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in a position to help or hinder the business of VET or assist VET in connection with any actual or proposed transaction which might subject VET to any damage or penalty in any civil, criminal or governmental litigation or proceeding.

4.21 Disclosure. Neither this Agreement nor any certificate delivered in accordance with the terms hereof, or any document or statement in writing which has been supplied by or on behalf of VET and Sellers or by any of VET's directors or officers, in connection with the transactions contemplated hereby, contains any untrue statement of a material fact, or omits any statement of a material fact necessary in order to make the statements contained herein or therein not misleading. There is no fact or circumstances known to VET and Sellers which materially and adversely affects or which may materially and adversely affect VET's business or financial condition or their assets, which has not been set forth in this Agreement, certificates, documents or statements furnished in writing to ETL in connection with the transactions contemplated by this Agreement.

4.23 Broker's or Finder's Fees. There is no investment banker, broker, finder or other intermediary who has been retained by, or is authorized to act on behalf of, Sellers who might be entitled to any fee or commission upon the consummation of the transactions contemplated hereby or thereafter.

**ARTICLE 5: CONDITIONS TO CONSUMMATION OF THE TRANSACTION.**

5.1 Conditions to Obligations of Each Party. The respective obligations of each party to consummate the transaction are subject to the satisfaction, at or prior to the Closing Date, of the following conditions:

(a) No statute, rule, regulation, executive order, decree, judgment or injunction shall have been enacted, entered, promulgated or be in force by any court or governmental authority which prohibits or restricts the consummation of the transaction; provided, however, that the parties hereto shall use their best efforts to have any such order, decree or injunction vacated.

(b) VET shall have delivered to ETL, financial statements and balance sheets as of the date of execution of this Agreement and as of the Closing Date identified herein in Section 4.5(a) and Section 4.5(b) with respect to VET.

5.2 Conditions to Obligations of ETL. ETL's obligation to consummate the transactions shall be subject to fulfillment on or before the Effective Date of each of the following conditions, unless waived in writing by ETL:

(a) The representations and warranties of VET and Sellers set forth in this Agreement shall be true and correct in all material respects on the date hereof and shall also be true and correct in all material respects on and as at the Closing Date with the same force and effect as if made on and as of the Closing Date, and VET and Sellers shall have performed or

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complied in all material respects with all agreements, conditions and covenants required by this Agreement to be performed or complied with by them on or before the Effective Date. ETL shall have received a certificate of the President of VET and of Sellers to the foregoing effect

(b)     VET shall have delivered to ETL a certificate of the Secretary of VET certifying that this Agreement has been approved and adopted by not less than a majority of the Board of Directors and the stockholders of VET of each class entitled to vote on the matter.

(c)     ETL shall have received all documents it may reasonably request relating to the existence of VET and the authority of VET to enter into this Agreement and to consummate the transactions contemplated hereby.

(d)     ETL shall have been provided with a list of all current contracts of VET and a list of all pending and anticipated contracts, including a timetable for completion thereof.

(e)     All approvals, authorizations and consents required to be obtained by VET to consummate the transactions shall have been obtained on terms and conditions reasonably satisfactory to ETL and shall be in full force and effect, and ETL shall have been furnished with appropriate evidence, reasonably satisfactory to it and its counsel of the granting of such approvals, authorizations and consents.

(f)     There shall be no effective injunction, writ or preliminary restraining order of any nature issued by a court or governmental agency of competent jurisdiction directing that the transaction provided for herein not be consummated as herein provided or which is reasonably likely to have any material adverse effect on the condition (financial or otherwise), assets, liabilities, results of operations, business or prospects of VET.

(g)     Since the date of VET's Financial Statements and Interim Financial Statements there shall not have been, and at the Closing Date there shall not be in existence, any event, condition or state of facts which could reasonably be expected to result in, any material adverse change in the condition (financial or otherwise), assets, liabilities, results of operations, business of VET except as otherwise provided in this Agreement, and ETL shall have received a certificate of the President of VET to the foregoing effect.

(h)     All trademarks, copyrights, patents, patent applications, know-how and other intellectual property used, developed or material to the present and future operation of the business of VET, if any, shall be owned by VET, and any such items not currently assigned to or owned by VET shall be transferred to it by such means as ETL shall designate as of the Effective Date, for delivery and assignment to Purchaser.

5.3     Additional Conditions to Obligations of VET and Sellers. The obligation of VET and Sellers to effect the Transaction is also subject to the following conditions:

(a)     Receipt of the Purchase Price from ETL as provided in Section 1.1(a) and Section 1.1(c).

(b)     Delivery of the executed consulting agreement provided for in Section 1.1(b).

(c) The representations and warranties of ETL contained in this Agreement shall be true and correct in all material respects at the Effective Date, and ETL shall have performed or complied in all material respects with all agreements, conditions and covenants required by this Agreement to be performed or complied with by it on or before the Effective Date. VET shall have received a certificate of the President of ETL to the foregoing effect.

(d) ETL shall have delivered to VET a certificate of the Secretary of ETL certifying that (i) the resolutions of the Board of Directors of ETL authorizing the transactions contemplated hereby have not been revoked, suspended or amended and remain in full force and effect, and (ii) this Agreement has been approved and adopted by not less than a majority of the Board of Directors of ETL.

(e) There shall be no effective injunction, writ or preliminary restraining order of any nature issued by a court or governmental agency of competent jurisdiction directing that the transaction provided for herein not be consummated as herein provided or which is reasonably likely to have any material adverse effect on the condition (financial or otherwise), assets, liabilities, results of operations, business or prospects of ETL.

(f) VET shall have received all documents it may reasonably request relating to the existence of ETL and the authority of ETL to enter into this Agreement and to consummate the transactions contemplated hereby.

**ARTICLE 6: INDEMNIFICATION**

(a) ETL hereby agrees to indemnify and hold harmless Sellers from and against any liabilities, damages, losses, claims, encumbrances, costs or expenses (including reasonable attorneys' fees) of any nature (any or all of the foregoing are herein referred to as "Loss") insofar as a Loss (or actions in respect thereof), whether existing or accruing prior or subsequent to the Closing Date, arises out of or is based upon: (i) material misrepresentation or breach of any of the warranties, covenants or agreements made by ETL in this Agreement or in any certificate, schedule, document or Exhibit referenced hereby or attached hereto and (ii) any Loss arising from ETL's ' operations or actions on and after the Closing.

(b) Sellers hereby agrees to indemnify and hold harmless ETL and its affiliates and VET from and against any Loss insofar as a Loss (or actions in respect thereof), whether existing or accruing prior or subsequent to the Closing Date, arises out of or is based upon: (i) any material misrepresentation or breach of any of the warranties, covenants or agreements made by Sellers in this Agreement or in any certificate, schedule, document or exhibit executed by Sellers referenced hereby or attached hereto and (ii) except as otherwise agreed herein, any Loss arising from the operation of VET prior to the Closing.

TF 2/15/10

## ARTICLE 7: GENERAL PROVISIONS

7.1     Entire Agreement. This Agreement constitutes the entire agreement between the parties and supersedes and cancels any other agreement, representation, or communication, whether oral or written, between the parties hereto relating to the transactions contemplated herein or the subject matter hereof.

7.2     Headings. The section and subsection headings in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

7.3     Governing Law; Venue. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Florida without regard to conflict of laws.

7.4     Assignment. This Agreement shall inure to the benefit of, and be binding upon, the parties hereto and their successors and assigns; provided, however, that any assignment by either party of its rights under this Agreement without the written consent of the other party shall be void.

7.5     Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

7.6     Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made as of the Date delivered or mailed if delivered in person, by telecopy, cable, telegram or telex, or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties as follows:

**if to ETL:**

Environmental Testing Laboratories, Inc.
208 Rt. 109
Farmingdale, NY 11735
Telephone: 646-808-3095
Facsimile: 720-554-7720

**if to VET or Sellers:**

Vapor Extraction Technology, Inc.
1062 Calle Negocio, Suite C
San Clemente, CA 92673
Telephone: (949) 492-7732
Facsimile: (949) 940-0325

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or to such other address as the person to whom notices are given may have previously furnished to the others in writing in the manner set forth above.

7.7 Descriptive Headings; Table of Contents. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. The Table of Contents, if any, preceding this Agreement is not a part hereof.

7.8 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, its successors and assigns.

7.9 Standstill. Upon execution of this Agreement, VET and Sellers undertake and agree that they shall cease all further negotiations, discussions or efforts relating to the sale of all or substantially all of the assets or the Technology of VET, or the Stock, to another person or entity, until the Closing hereunder, or until this agreement shall have expired in accordance with its terms.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first above written.

**ENVIRONMENTAL TESTING LABORATORIES, INC.**
a Delaware corporation

By: [signature], CEO Date: 2/15/10
Kelly T. Hickey, CEO

**VAPOR EXTRACTION TECHNOLOGY, INC.**
A California corporation

By: Thomas P. Lahey [signature] Date 2/15/10

SELLER:

[signature] Date: 2/15/10
Thomas P. Lahey

TJ 2/15/10

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